[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

(212) 318-6063

thomaspeeney@paulhastings.com

September 28, 2010	71770.00003

VIA EDGAR

John M. Ganley, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TDX Independence Funds, Inc.
File Nos.: 333-139872 and 811-22001

Dear Mr. Ganley:

This letter responds to your oral comments communicated to the undersigned on September 14 and September 27, 2010 with respect to Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (the “Registration Statement”) of TDX Independence Funds, Inc. (the “Company”), which was filed with the Securities and Exchange Commission on July 30, 2010 (SEC Accession No. 0001193125-10-171681).

The Company’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Any references to page numbers refer to the current filing. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Comment 1. You have asked that the Company include a chart or graph in response to Item 9 of Form N-1A that clearly depicts the investment glidepath of each Fund by showing, in five-year intervals, the percentage allocations among types of investments (e.g., domestic and international equity securities and fixed income securities) over the life of each Fund.

Response 1. The Prospectus has been revised to include graphics, as requested, depicting the investment glidepath for each Fund under the sections entitled “Summary Information” and “Additional Information About the Funds’ Strategies and Risks.”

Comment 2. You have requested that the Company revise the footnote to the fee table under the Summary Information section for each Fund to delete the last sentence.

VIA EDGAR

Securities and Exchange Commission

September 28, 2010

Response 2. The requested change has been made to the Prospectus.

Comment 3. Under the section entitled “Principal Investment Strategies” of the Summary Information section for each Fund, you have requested that the Company provide more fulsome disclosure to identify the specific “investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of the Underlying Index,” in which a Fund may invest. In addition, you have requested that the Company disclose what, if any, portion of each Fund’s investments may consist of derivatives.

Response 3. The Summary Information section for each Fund has been revised to provide that “[s]uch securities may include domestic and international equity securities (including common stocks and real estate investment trusts) and fixed income securities (including bonds, treasury bills and notes, mortgage real estate investment trusts, cash, cash equivalents and short-term money market instruments).” With respect to each Fund’s investments in derivatives, the disclosure has been revised to provide that “[t]he Fund may also invest up to 10% of its assets in U.S. agency mortgage pass-through securities, futures contracts, options on futures contracts, options, as well as swaps on securities of companies in the Underlying Index (subject to applicable limitations of the Investment Company Act of 1940, as amended).”

Comment 4. Under the section entitled “Principal Investment Strategies” of the Summary Information section for each Fund, you have requested that the Company disclose the specific target date for each Fund.

Response 4. The Prospectus has been revised accordingly.

Comment 5. Under the Summary Information section for each Fund, you have requested that the Company clarify whether the fixed income securities, which are eligible for inclusion in each Fund’s Underlying Index, are investment-grade.

Response 5. The Summary Information section for each Fund has been revised to provide that “[o]nly investment-grade fixed income securities are eligible for inclusion in the Underlying Index.” In addition, the fixed income risk disclosure in the Prospectus has been revised in response to this comment.

Comment 6. You have requested that the Company include a statement, if appropriate, in the Summary Information section for each Fund that the Funds may investment in securities from all capitalization ranges.

Response 6. The Summary Information section for each Fund has been revised to provide that “[t]he domestic equity portion [of the portfolio] may include securities from all capitalization ranges.” Large-capitalization risk disclosure has been added in response to this comment.

VIA EDGAR

Securities and Exchange Commission

September 28, 2010

Comment 7. You have requested that the Company include disclosure to describe certain of the characteristics of the securities that each Fund may invest in.

Response 7. The Summary Information section for each Fund has been revised to provide that “[t]he Fund employs a representative sampling indexing strategy in managing the portfolio by holding equity securities and fixed income securities that, in the aggregate, are intended to approximate the Underlying Index in terms of key characteristics, such as price/earnings ratio, earnings growth, maturity, duration, or dividend yield.”

Comment 8. Under the Summary Information section for each Fund, you have requested that the Company disclose the current allocation of each Fund’s Underlying Index, including the allocation at the target date as well as the subsequent final allocation.

Response 8. The Summary Information section for each Fund has been revised to provide the current allocation of each Fund’s Underlying Index in domestic and international equity securities and fixed income securities, as of June 30, 2010, and has been revised to provide that “[u]pon reaching the target date, the Underlying Index will have approximately a 10% allocation to equity securities. Over the next five years, allocations shift from conservative to more moderately-conservative allocations allowing for a larger exposure to equities than at the target date (“Moderately-Conservative Allocation”).” A graphic has been included for each Fund depicting the gradual shift to a Moderately-Conservative Allocation.

Comment 9. You have requested that the Company provide suitability disclosure, in response to Item 9 of Form N-1A, to explain why an investor may wish to invest in the Funds.

Response 9. On page 32, under the section entitled “Additional Information About the Funds’ Strategies and Risks,” appropriate disclosure has been added to describe “lifecycle” investing.

Comment 10. On Page 34, under the section entitled “Additional Information About the Funds’ Strategies and Risks,” you have requested that the Company move the disclosure of the equity security investment strategies to immediately follow the description of the domestic equity securities eligible for inclusion in each Underlying Index.

Response 10. The requested change has been made to the Prospectus.

Comment 11. On page 35, under the section entitled “Additional Information About the Funds’ Strategies and Risks,” you have requested that the Company provide an example of the duration of a Fund’s Underlying Index, other than the Zacks 2010 Lifecycle Index as currently provided.

VIA EDGAR

Securities and Exchange Commission

September 28, 2010

Response 11. The disclosure has been revised to provide that, “[f]or example, the Zacks 2020 Lifecycle Index had a duration of eleven years on 12/31/2009 to match the target date of 12/31/2020.”

Comment 12. With respect to the disclosure regarding the Funds’ Portfolio Managers, you have requested that the Company ensure that the Portfolio Managers’ most recent professional experience during the past five (5) years is provided.

Response 12. The Prospectus and SAI have been revised accordingly.

Statement of Additional Information

Comment 13. You have requested that, in addition to the current directorships, the Company disclose any directorships held during the past five (5) years by each Director in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act or subject to the requirements of section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, and name the companies in which the directorships were held.

Response 13. The table required by Item 17 of Form N-1A in the SAI has been revised accordingly.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

TDP